UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 18, 2018 (September 13, 2018)

Andeavor

(Exact name of registrant as specified in its charter)

Delaware	1-3473	95-0862768
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

19100 Ridgewood Pkwy San Antonio, Texas		78259-1828
(Address of principal executive offices)		(Zip Code)

(210) 626-6000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

As previously disclosed, on April 29, 2018, Andeavor, a Delaware corporation (“we,” “Andeavor” or the “Company”) entered into the Agreement and Plan of Merger, dated as of April 29, 2018 (as amended, the “Merger Agreement”) with Marathon Petroleum Corporation, a Delaware corporation (“MPC”), Mahi Inc., a Delaware corporation (“Merger Sub 1”). Pursuant to the Merger Agreement, (1) Merger Sub 1 will merge with and into the Company, with the Company continuing as the surviving entity (the “First Merger”), and (2) the surviving entity of the First Merger will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity and a wholly owned subsidiary of MPC (the “Second Merger” and collectively with the First Merger, the “Merger”). On August 3, 2018, we filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement (the “Definitive Proxy Statement”) with respect to the special meeting of Andeavor shareholders scheduled to be held on September 24, 2018 in connection with the Merger (the “Special Meeting”).

Item 1.01	Entry Into a Material Definitive Agreement.

On September 18, 2018, we entered into the Second Amendment to Agreement and Plan of Merger (the “Second Amendment”), by and among the Company, MPC, Merger Sub 1 and Merger Sub 2.

The Second Amendment amended the Merger Agreement to name the four persons to be appointed to MPC’s board of directors (the “MPC Board”) on the date of the effective time of the Merger (the “Closing Date”). Pursuant to the Merger Agreement, as amended by the Second Amendment, the following persons have been identified by the Company to be appointed to the MPC Board: Gregory J. Goff, Susan Tomasky, Edward G. Galante and Kim K.W. Rucker (the “New Parent Directors”). The New Parent Directors will be appointed to the MPC Board on the Closing Date in director classes to be agreed by the parties thereto between April 29, 2018 and the Closing Date, and, subject to fiduciary obligations under applicable law, MPC shall use its reasonable best efforts to cause such individuals to be elected to the MPC Board at the first annual meeting of its stockholders at which such director is eligible for election. If MPC is not able to increase the size of the MPC Board by charter amendment, it will cause a sufficient number of members of the MPC Board to resign as directors in order to allow all of the New Parent Directors to be appointed to the MPC Board on the Closing Date.

Other than as expressly modified pursuant to the Second Amendment, the Merger Agreement remains in full force and effect as originally executed on April 29, 2018 and subsequently amended on July 3, 2018. The foregoing description of the Second Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Second Amendment attached as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As disclosed in the Definitive Proxy Statement, Andeavor and MPC agreed that Andeavor is permitted to grant cash retention awards and transaction incentives to Andeavor employees, including executive officers, payable in connection with the Merger and/or service following the closing of the Merger. On September 13, 2018, in recognition of Steven Sterin’s and Kim K.W. Rucker’s performance in connection with Andeavor’s entry into the Merger Agreement and exceptional efforts and leadership during this transitional period prior to the closing of the Merger, the Compensation Committee of the Board of Directors of Andeavor approved the grant of transaction incentive awards in the amount of $1 million to Steven Sterin and the amount of $3.65 million to Kim K.W. Rucker (the “Transaction Awards”). The Transaction Awards are payable in cash, less applicable withholding and subject to taxes that may be imposed in connection with the Merger, immediately prior to the closing of the Merger, subject to continued employment with Andeavor through such date.

Item 8.01	Other Events

Supplemental Disclosures to Definitive Proxy Statement

This supplemental information to the Definitive Proxy Statement should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. Nothing herein shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein. All page references in the information below are to pages in the Definitive Proxy Statement, and all terms used but not defined below shall have the meanings set forth in the Definitive Proxy Statement.

The following language will be updated in all of its instances in connection with the Andeavor board’s identification and recommendation to MPC of the New Parent Directors.

Each instance of “four current members of the Andeavor board” or “four members of the current Andeavor board” in the Definitive Proxy Statement shall be replaced with “Gregory J. Goff, Susan Tomasky, Edward G. Galante and Kim K.W. Rucker” and to the extent the phrase “who will be identified by Andeavor prior to the closing date of the merger” or “who will be identified by Andeavor between April 29, 2018 and prior to the closing date of the merger” appears directly after such phrase in the Definitive Proxy Statement, such additional language shall be deleted.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

2.1	Second Amendment to Agreement and Plan of Merger, dated as of September 18, 2018, by and among Andeavor, Marathon Petroleum Corporation, Mahi Inc. and Mahi LLC.

99.1	Consent of Gregory J. Goff

99.2	Consent of Susan Tomasky

99.3	Consent of Edward G. Galante

99.4	Consent of Kim K.W. Rucker

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws regarding Andeavor. These forward-looking statements relate to, among other things, the proposed transaction between Andeavor and Marathon Petroleum Corporation and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of Andeavor and Andeavor Logistics (“ANDX”). In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause Andeavor’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between Andeavor and MPC and on anticipated terms and timetable; the ability to obtain approval by the stockholders of Andeavor and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of Andeavor; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX LP and ANDX; and the factors set forth under the heading “Risk Factors” in Andeavor’s Annual Report on Form 10-K for the year ended Dec. 31, 2017 and in the Form S-4 filed by MPC, filed with the SEC. We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, MPC and Andeavor have filed relevant materials with the SEC, including MPC’s registration statement on Form S-4 that includes a definitive joint proxy statement/prospectus, which was declared effective by the SEC on August 3, 2018 and Andeavor’s definitive proxy statement on Schedule 14A filed with the SEC on August 3, 2018. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of Andeavor. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Andeavor at its website, www.andeavor.com, or by contacting Andeavor’s Investor Relations at 210-626-4757.

Participants in Solicitation

MPC and Andeavor and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Andeavor’s participants is set forth in the proxy statement, filed March 15, 2018, for Andeavor’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be filed on its behalf by the undersigned hereunto duly authorized.

ANDEAVOR

By:	/s/ Blane W. Peery
Name:	Blane W. Peery
Title:	Vice President and Controller

Date: September 18, 2018